Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the second and two quarters ended
September 27, 2026 and September 28, 2025
(Unaudited)

Condensed Consolidated Interim Statements of Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
		$	$	$	$
Revenue	4	274.0	258.8	389.9	362.9
Cost of sales	7	91.1	93.1	133.3	131.7
Gross profit		182.9	165.7	256.6	231.2
Selling, general & administrative expenses		204.5	183.3	380.1	408.1
Operating loss		(21.6)	(17.6)	(123.5)	(176.9)
Net interest, finance and other costs	11	10.3	11.5	31.4	16.9
Loss before income taxes		(31.9)	(29.1)	(154.9)	(193.8)
Income tax recovery		(13.4)	(11.7)	(44.8)	(50.5)
Net loss from continuing operations		(18.5)	(17.4)	(110.1)	(143.3)
Net (loss) income from discontinued operations	3	(7.8)	—	(9.2)	0.4
Net loss		(26.3)	(17.4)	(119.3)	(142.9)

Attributable to:
Shareholders of the Company
Continuing operations		(18.8)	(15.2)	(108.2)	(140.8)
Discontinued operations		(7.8)	—	(9.2)	0.4
Non-controlling interest		0.3	(2.2)	(1.9)	(2.5)
Net Loss		(26.3)	(17.4)	(119.3)	(142.9)

Loss per share attributable to shareholders of the Company
Basic & diluted	5	$(0.27)	$(0.16)	$(1.21)	$(1.45)
Continuing operations		$(0.19)	$(0.16)	$(1.11)	$(1.45)
Discontinued operations		$(0.08)	$—	$(0.10)	$—
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 36

Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended			Two quarters ended
	Notes	September 27, 2026	September 28, 2025		September 27, 2026	September 28, 2025
		$	$		$	$
Net loss from continuing operations		(18.5)	(17.4)		(110.1)	(143.3)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		—	(0.2)		(0.2)	(0.2)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain		(4.1)	8.5		(0.6)	21.6
Net gain (loss) on derivatives designated as cash flow hedges	16	5.6	(5.5)		3.9	(7.2)
Reclassification of net gain on cash flow hedges to income	16	—	(0.6)		—	(0.5)
Other comprehensive income from continuing operations		1.5	2.2		3.1	13.7
Comprehensive loss from continuing operations		(17.0)	(15.2)		(107.0)	(129.6)

Net (loss) income from discontinued operations		(7.8)	—		(9.2)	0.4
Other comprehensive income from discontinued operations		—	—		—	—
Comprehensive (loss) income from discontinued operations	3	(7.8)	—		(9.2)	0.4

Comprehensive loss		(24.8)	(15.2)	0	(116.2)	(129.2)

Attributable to:
Shareholders of the Company
Continuing operations		(17.8)	(12.8)		(105.8)	(126.7)
Discontinued operations		(7.8)	—		(9.2)	0.4
Non-controlling interest		0.8	(2.4)		(1.2)	(2.9)
Comprehensive loss		(24.8)	(15.2)		(116.2)	(129.2)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 36

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	September 27, 2026	September 28, 2025	March 29, 2026
		$	$	$
Assets			Reclassified	Reclassified
Current assets
Cash		87.1	94.2	408.2
Trade receivables	6	157.3	155.4	108.4
Inventories	7	496.6	460.7	386.3
Income taxes receivable		24.7	34.7	19.9
Other current assets	15	56.2	70.4	45.6
Total current assets		821.9	815.4	968.4

Deferred income taxes		125.5	140.6	76.9
Property, plant and equipment	2	164.4	161.8	161.5
Intangible assets		123.9	129.9	127.9
Right-of-use assets	2, 8	363.8	285.9	332.1
Goodwill		71.2	72.0	71.1
Other long-term assets	15	41.9	1.2	15.3
Total assets		1,712.6	1,606.8	1,753.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9, 15	245.6	228.2	214.0
Provisions	10	45.0	43.3	45.8
Income taxes payable		11.6	25.4	11.7
Short-term borrowings	11	37.9	45.0	4.2
Current portion of lease liabilities	8	92.6	89.3	92.8
Total current liabilities		432.7	431.2	368.5

Provisions	10	20.1	16.4	19.0
Deferred income taxes		7.1	12.5	11.0
Revolving Facility	11	—	7.4	—
Term Loan	11, 15	416.7	408.6	406.4
Lease liabilities	8	320.6	243.8	281.8
Other long-term liabilities	15	42.7	50.6	38.7
Total liabilities		1,239.9	1,170.5	1,125.4

Equity	12
Equity attributable to shareholders of the Company		454.5	423.8	608.4
Non-controlling interests		18.2	12.5	19.4
Total equity		472.7	436.3	627.8
Total liabilities and equity		1,712.6	1,606.8	1,753.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 36

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 29, 2026		1.4	112.7	114.1	84.3	369.2	40.8	608.4	19.4	627.8
Normal course issuer bid purchase of subordinate voting shares	12	—	(5.0)	(5.0)	—	(17.4)	—	(22.4)	—	(22.4)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	12	—	(0.3)	(0.3)	—	(1.0)	—	(1.3)	—	(1.3)
Tax on normal course issuer bid purchase of subordinate voting shares	12	—	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Liability to broker under ASPP	12	—	—	—	(26.2)	—	—	(26.2)	—	(26.2)
Issuance of shares under LTIP	12	—	9.1	9.1	(9.0)	—	—	0.1	—	0.1
Net loss		—	—	—	—	(117.4)	—	(117.4)	(1.9)	(119.3)
Other comprehensive income		—	—	—	—	—	2.4	2.4	0.7	3.1
Share-based payment	13	—	—	—	11.4	—	—	11.4	—	11.4
Balance at September 27, 2026		1.4	116.5	117.9	60.5	232.9	43.2	454.5	18.2	472.7

Balance at March 30, 2025		1.4	108.2	109.6	65.4	346.7	19.5	541.2	15.4	556.6
Issuance of shares	12	—	3.7	3.7	(3.7)	—	—	—	—	—
Net loss		—	—	—	—	(140.4)	—	(140.4)	(2.5)	(142.9)
Other comprehensive income (loss)		—	—	—	—	—	14.1	14.1	(0.4)	13.7
Share-based payment	13	—	—	—	8.9	—	—	8.9	—	8.9
Balance at September 28, 2025		1.4	111.9	113.3	70.6	206.3	33.6	423.8	12.5	436.3
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 36

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended		Two quarters ended
	Notes	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
		$	$	$	$
			Reclassified		Reclassified
Operating activities
Net loss from continuing operations		(18.5)	(17.4)	(110.1)	(143.3)
Items not affecting cash:
Depreciation and amortization		38.8	31.2	74.3	62.0
Income tax recovery		(13.4)	(11.7)	(44.8)	(50.5)
Interest expense	11	12.4	10.4	25.7	14.8
Foreign exchange loss (gain)		0.7	1.3	(1.1)	(2.1)
Acceleration of unamortized costs on debt extinguishment	11	—	—	6.0	—
Loss (gain) on disposal of assets		—	0.4	(0.9)	0.6
Share-based payment	13	6.2	5.1	11.3	9.2
Remeasurement of put option	15	(1.7)	1.9	0.1	3.0
Remeasurement of contingent consideration	15	(0.4)	(0.8)	(0.4)	(0.9)
		24.1	20.4	(39.9)	(107.2)
Changes in non-cash operating items	17	(104.2)	(77.2)	(208.8)	(106.6)
Arbitration award payment	9	—	(43.8)	—	—
Income taxes paid		(5.6)	(6.9)	(12.6)	(29.2)
Interest paid		(10.7)	(8.4)	(23.8)	(16.9)
Net cash (used in) from operating activities of discontinued operations	3	(0.6)	0.8	(1.0)	1.2
Net cash used in operating activities		(97.0)	(115.1)	(286.1)	(258.7)
Investing activities
Purchase of property, plant and equipment		(12.2)	(9.9)	(16.9)	(10.3)
Initial direct costs of right-of-use assets	8	—	(0.4)	—	(0.4)
Baffin sale proceeds, net of transaction costs	3	15.1	—	15.1	—
Net cash used in investing activities of discontinued operations	3	(0.1)	(0.1)	(0.1)	(0.2)
Net cash from (used in) investing activities		2.8	(10.4)	(1.9)	(10.9)
Financing activities
Mainland China Facilities borrowings	11	3.5	13.4	4.0	13.4
Japan Facility borrowings	11	17.4	20.0	29.7	28.5
Revolving Facility borrowings	11	—	8.0	—	8.0
Term Loan (repayments) borrowings	11	(1.1)	17.7	(2.1)	16.6
Transaction costs on financing activities	11	—	(6.6)	(1.3)	(6.6)
Normal course issuer bid purchase of subordinate voting shares	12	(22.5)	—	(22.5)	—
Principal payments on lease liabilities	8	(21.0)	(20.7)	(43.4)	(39.8)
Settlement of term loan derivative contracts	16	—	6.6	—	6.6
Issuance of shares under LTIP	12	—	—	0.1	—
Net cash used in financing activities of discontinued operations	3	(0.1)	(0.2)	(0.4)	(0.5)
Net cash (used in) from financing activities		(23.8)	38.2	(35.9)	26.2
Effects of foreign currency exchange rate changes on cash		(1.8)	1.0	2.8	3.2
Decrease in cash		(119.8)	(86.3)	(321.1)	(240.2)
Cash, beginning of period		206.9	180.5	408.2	334.4
Cash, end of period		87.1	94.2	87.1	94.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of down-filled outerwear, rain and everyday jackets, fleece, vests, apparel, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 53.4% of the total shares outstanding as at September 27, 2026, or 92.0% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 46.6% of the total shares outstanding as at September 27, 2026, or 8.0% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended March 29, 2026.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on November 4, 2026.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2027 is a 52-week fiscal year.
Operating segments
The Company classifies its business into three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales to customers through our retail stores and our e-Commerce platforms available across numerous markets, which include the recommerce platform Canada Goose Generations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.

Canada Goose Holdings Inc.	Page 6 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees and friends and family sales, and results from the Paola Confectii business.
Seasonality
The business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and higher DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and have been repaid in the balance of the year.
Note 2.    Material accounting policy information
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended March 29, 2026, have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Certain comparative figures have been reclassified to conform with the current year presentation.
At the beginning of fiscal 2027, Management identified an immaterial error/reclassification related to the asset retirement obligation ("ARO") assets associated with its leases. It was determined that ARO assets should be presented as part of the carrying amount of the related right-of-use ("ROU") assets rather than within property, plant and equipment ("PPE"). As a result, ARO assets were reclassified from PPE to ROU assets in the interim statement of financial position as at September 28, 2025 and the annual statement of financial position as at March 29, 2026, together with the related note disclosures. The reclassification amounted to a net book value of $5.0m and $6.1m as at September 28, 2025 and March 29, 2026, respectively. These reclassifications had no impact on the interim statements of loss, the annual statement of income or (loss) earnings per share for either period. Comparative information has been adjusted accordingly.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.

Canada Goose Holdings Inc.	Page 7 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Standards issued and adopted
In May 2024, the International Accounting Standards Board ("IASB") issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company adopted the amendments to the standard beginning March 30, 2026 and has determined that there are no material impacts to the consolidated interim financial statements as a result of these amendments.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted as part of the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged in IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
Note 3.    Discontinued operations
On August 5, 2026, the Company entered into an Asset Purchase Agreement with L.P. Royer Inc. for the sale of assets and certain liabilities comprising the Baffin Limited ("Baffin") business (“Baffin Sale”). The Baffin Sale reflects Management's strategic decision to divest the Baffin brand and continue to focus on its core business operations.
The Baffin Sale included substantially all assets and certain liabilities associated with the Baffin business along with the assignment of the lease for the Baffin manufacturing facility and office. The transaction closed on August 10, 2026. The purchase price remains subject to a final post-closing working capital adjustment.

Canada Goose Holdings Inc.	Page 8 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The major classes of assets and liabilities disposed of as at the transaction date were as follows:

(in millions of Canadian dollars)	August 10, 2026
$
Trade receivables	2.8
Inventories	15.7
Other current assets	1.4
Property, plant and equipment	2.0
Total Assets	21.9

Accounts payable and accrued liabilities	5.7
Total Liabilities	5.7

Net Assets Disposed	16.2
Total cash proceeds of the sale were $15.1m, net of brokerage fees and legal fees. These fees were recorded in net (loss) income from discontinued operations in the interim statements of loss for the second and two quarters ended September 27, 2026. Total cash consideration comprised of the following:

(in millions of Canadian dollars)	August 10, 2026
$
Gross proceeds	20.7
Less: Working capital adjustments	4.5
Total Purchase Price	16.2
Less: Other transaction fees	1.1
Total Cash Consideration Received	15.1
Management determined that the Baffin Sale met the criteria for classification as a discontinued operation in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. Accordingly, Baffin has been presented as a discontinued operation separate from continuing operations in the Company's interim statements of loss and comprehensive loss for the current and comparative periods. In addition, the consolidated statements of cash flows have been restated to separately disclose the cash flows attributable to the discontinued operation for the current and comparative periods.

Canada Goose Holdings Inc.	Page 9 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The results of Baffin operations at the time of closing were as follows:

	Period during	Second quarter ended	Period during	Two quarters ended
(in millions of Canadian dollars)	June 29, 2026 - August 10, 2026	September 28, 2025	March 30, 2026 - August 10, 2026	September 28, 2025
	$	$	$	$
Revenue	2.6	13.8	5.6	17.5
Cost of sales	6.8	9.4	9.3	12.4
Gross profit	(4.2)	4.4	(3.7)	5.1
Selling, general & administrative expenses	6.3	4.4	8.7	4.5
Operating (loss) income	(10.5)	—	(12.4)	0.6
(Loss) income before income taxes	(10.5)	—	(12.4)	0.6
Income tax (recovery) expense	(2.7)	—	(3.2)	0.2
Net (loss) income from discontinued operations	(7.8)	—	(9.2)	0.4
Upon disposition, the disposal group was measured at the lower of its carrying amount and fair value less costs to sell. Fair value less costs to sell was determined based primarily on the consideration specified in the Baffin Sale, adjusted for estimated transaction costs. As a result of this assessment, the Company recognized an inventory write-down of $6.1m and an impairment loss of $3.8m for non-current assets, recorded in net (loss) income from discontinued operations in the interim statements of loss for the second and two quarters ended September 27, 2026.
Note 4.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10% or more to the Company’s revenue for the second and two quarters ended September 27, 2026 and September 28, 2025.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.	Page 10 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table presents key performance information from continuing operations of the Company’s reportable operating segments:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Revenue
DTC	129.6	126.2	214.1	204.0
Wholesale	128.2	122.6	155.2	137.1
Other	16.2	10.0	20.6	21.8
Total segment revenue	274.0	258.8	389.9	362.9

Operating income (loss)
DTC	1.3	4.4	(21.1)	(19.1)
Wholesale	67.4	58.1	70.2	56.1
Other	5.4	(0.8)	4.2	(5.4)
Total segment operating income	74.1	61.7	53.3	31.6
The following table reconciles the Company’s reportable total segment operating loss to loss before income taxes:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Total segment operating income	74.1	61.7	53.3	31.6
Corporate expenses	95.7	79.3	176.8	208.5
Total operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Loss before income taxes	(31.9)	(29.1)	(154.9)	(193.8)

Canada Goose Holdings Inc.	Page 11 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes depreciation and amortization in selling, general and administrative ("SG&A") expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Depreciation and amortization expense
DTC	31.0	23.7	59.1	46.8
Wholesale	0.9	0.5	1.7	1.0
Other	0.3	0.3	0.5	0.5
Total segment depreciation and amortization expense	32.2	24.5	61.3	48.3
Corporate expenses	3.6	4.0	7.1	8.1
Total depreciation and amortization expense	35.8	28.5	68.4	56.4
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Canada	50.2	47.5	74.1	69.4
United States	57.4	52.0	79.3	78.0
North America	107.6	99.5	153.4	147.4
Greater China[1]	68.5	51.7	106.0	77.7
Asia Pacific (excluding Greater China1)	29.0	27.5	45.1	40.6
Asia Pacific	97.5	79.2	151.1	118.3
EMEA[2]	68.9	80.1	85.4	97.2
Total revenue	274.0	258.8	389.9	362.9
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 12 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company’s non-current, non-financial assets (comprising of PPE, intangible assets and ROU assets) are geographically located as follows:

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Canada	176.9	199.3	194.7
United States	193.0	109.9	160.0
North America	369.9	309.2	354.7
Greater China[1]	60.7	57.1	56.4
Asia Pacific (excluding Greater China1)	57.8	45.8	40.8
Asia Pacific	118.5	102.9	97.2
EMEA[2]	163.7	165.5	169.6
Non-current, non-financial assets	652.1	577.6	621.5
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 13 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 5.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss from continuing operations attributable to shareholders of the Company	$(18.8)	$(15.2)	$(108.2)	$(140.8)
Net (loss) income from discontinued operations attributable to shareholders of the Company	$(7.8)	$—	$(9.2)	$0.4
Net loss attributable to shareholders of the Company	$(26.6)	$(15.2)	$(117.4)	$(140.4)
Weighted average number of multiple and subordinate voting shares outstanding[1]	97,027,585	97,069,513	97,170,754	96,991,610
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	—	—	—	—
Diluted weighted average number of multiple and subordinate voting shares outstanding	97,027,585	97,069,513	97,170,754	96,991,610

Loss per share attributable to shareholders of the Company
Basic & diluted	$(0.27)	$(0.16)	$(1.21)	$(1.45)
Continuing operations	$(0.19)	$(0.16)	$(1.11)	$(1.45)
Discontinued operations	$(0.08)	$—	$(0.10)	$—
1Subordinate voting shares issuable on the exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was lower than the exercise price. Accordingly, for the second and two quarters ended September 27, 2026, 2,564,903 and 2,404,688 potentially dilutive shares, respectively, were excluded from the calculation of diluted loss per share because their effect was anti-dilutive (for the second and two quarters ended September 28, 2025 - 2,149,295 and 1,791,337 shares, respectively).

Canada Goose Holdings Inc.	Page 14 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 6.    Trade receivables

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Trade accounts receivable	116.8	119.9	92.1
Sales tax receivables	24.6	27.4	27.8
Credit card receivables	12.5	7.4	4.5
Other receivables	4.7	2.5	2.7
	158.6	157.2	127.1
Less: expected credit loss and sales allowances	(1.3)	(1.8)	(18.7)
Trade receivables	157.3	155.4	108.4
Note 7.     Inventories

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Raw materials	45.5	34.8	35.2
Work in progress	22.0	16.2	18.8
Finished goods	429.1	409.7	332.3
Total inventories at the lower of cost and net realizable value	496.6	460.7	386.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for inventory obsolescence is presented as follows:

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Raw material reserves	14.3	18.0	15.4
Finished goods reserves	36.3	33.5	29.0
Provision for obsolescence	50.6	51.5	44.4
Amounts charged to cost of sales comprise the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Cost of goods manufactured	88.1	90.4	127.4	126.1
Depreciation and amortization included in costs of sales	3.0	2.7	5.9	5.6
Cost of sales	91.1	93.1	133.3	131.7

Canada Goose Holdings Inc.	Page 15 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s ROU assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 29, 2026 (Reclassified)	620.2	54.6	65.0	739.8
Additions	39.3	—	0.7	40.0
Lease modifications	38.6	1.2	2.9	42.7
Derecognition on termination	(23.8)	(4.4)	(6.8)	(35.0)
Impact of foreign currency translation	13.9	—	0.5	14.4
September 27, 2026	688.2	51.4	62.3	801.9

Reclassified
March 30, 2025	531.4	50.3	67.4	649.1
Additions	35.8	—	1.3	37.1
Lease modifications	0.1	7.3	0.2	7.6
Derecognition on termination	(33.4)	(3.1)	—	(36.5)
Impact of foreign currency translation	(1.5)	—	0.2	(1.3)
September 28, 2025	532.4	54.5	69.1	656.0

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 29, 2026 (Reclassified)	342.6	34.5	30.6	407.7
Depreciation	44.8	2.9	4.1	51.8
Derecognition on termination	(23.4)	(2.5)	(3.8)	(29.7)
Impact of foreign currency translation	8.0	—	0.3	8.3
September 27, 2026	372.0	34.9	31.2	438.1

Reclassified
March 30, 2025	302.3	30.1	31.4	363.8
Depreciation	35.0	3.7	3.6	42.3
Derecognition on termination	(33.4)	(1.8)	—	(35.2)
Impact of foreign currency translation	(0.7)	—	(0.1)	(0.8)
September 28, 2025	303.2	32.0	34.9	370.1

Net book value
September 27, 2026	316.2	16.5	31.1	363.8
September 28, 2025 (Reclassified)	229.2	22.5	34.2	285.9
March 29, 2026 (Reclassified)	277.6	20.1	34.4	332.1

Canada Goose Holdings Inc.	Page 16 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 29, 2026	304.4	24.6	45.6	374.6
Additions	38.7	—	0.6	39.3
Lease modifications	38.8	1.2	2.7	42.7
Derecognition on termination	(1.2)	(2.0)	(2.9)	(6.1)
Principal payments	(36.2)	(3.4)	(4.2)	(43.8)
Impact of foreign currency translation	6.3	—	0.2	6.5
September 27, 2026	350.8	20.4	42.0	413.2

March 30, 2025	260.0	23.3	47.5	330.8
Additions	34.7	—	1.3	36.0
Lease modifications	0.1	7.3	0.2	7.6
Principal payments	(32.9)	(3.2)	(4.2)	(40.3)
Impact of foreign currency translation	(1.2)	—	0.2	(1.0)
September 28, 2025	260.7	27.4	45.0	333.1
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	77.2	7.2	8.2	92.6
Non-current lease liabilities	273.6	13.2	33.8	320.6
September 27, 2026	350.8	20.4	42.0	413.2

Current lease liabilities	74.1	7.4	7.8	89.3
Non-current lease liabilities	186.6	20.0	37.2	243.8
September 28, 2025	260.7	27.4	45.0	333.1

Current lease liabilities	77.1	7.6	8.1	92.8
Non-current lease liabilities	227.3	17.0	37.5	281.8
March 29, 2026	304.4	24.6	45.6	374.6
For the second and two quarters ended September 27, 2026, lease payments of $5.0m and $10.8m, respectively, were not included in the measurement of lease liabilities (second and two quarters ended September 28, 2025 - $6.8m and $11.4m, respectively). These amounts primarily related to short-term leases and variable lease payments, which are expensed as incurred.

Canada Goose Holdings Inc.	Page 17 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 9.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Trade payables	67.8	85.4	58.6
Accrued liabilities	106.9	89.2	83.0
Employee benefits	31.1	28.4	46.5
Derivative financial instruments	3.2	2.3	2.8
ASPP liability (note 12)	26.2	—	—
Other payables	10.4	22.9	23.1
Accounts payable and accrued liabilities	245.6	228.2	214.0
Note 10.    Provisions
Provisions are classified as current and non-current liabilities based on legal rights which exist as at the reporting date as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	29.0	16.0	—	45.0
Non-current provisions	—	—	20.1	20.1
September 27, 2026	29.0	16.0	20.1	65.1

Current provisions	28.7	14.6	—	43.3
Non-current provisions	—	—	16.4	16.4
September 28, 2025	28.7	14.6	16.4	59.7

Current provisions	28.9	16.9	—	45.8
Non-current provisions	—	—	19.0	19.0
March 29, 2026	28.9	16.9	19.0	64.8

Canada Goose Holdings Inc.	Page 18 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 11.     Borrowings
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, the lenders' Alternate Base Rate, European Base Rate, secured overnight financing rate ("SOFR"), EURIBOR rate or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier), as applicable.
As at September 27, 2026, the Company had repaid all amounts owing on the Revolving Facility (September 28, 2025 - $8.0m outstanding, March 29, 2026 - no amounts owing). As at September 27, 2026, less than $0.1m in interest and administrative fees remained outstanding (September 28, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m). There were deferred financing charges of $0.4m as at September 27, 2026 (September 28, 2025 - $0.6m, March 29, 2026 - $0.5m). These expenses were included in other long-term liabilities. As at and during the two quarters ended September 27, 2026, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $321.1m as at September 27, 2026 (September 28, 2025 - $279.7m, March 29, 2026 - $130.0m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m. As at September 27, 2026, the Company had letters of credit outstanding under the Revolving Facility of $8.5m (September 28, 2025 - $8.1m, March 29, 2026 - $8.4m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. On June 18, 2026, the Company entered into a repricing amendment to its existing Term Loan ("Fiscal 2027 Amendment to Term Loan").
Following the Fiscal 2027 Amendment to Term Loan, the applicable interest rate on SOFR borrowings was reduced by 50 basis points, from three-month Term SOFR +3.50% to three-month Term SOFR +3.00%, with interest payable quarterly in arrears. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date. The Company is required to make quarterly principal repayments of USD0.75m, with the first payment made on June 30, 2026.

Canada Goose Holdings Inc.	Page 19 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company accounted for the Fiscal 2027 Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders. As a result, deferred financing costs of $5.1m and original issue discount ("OID") of $0.9m related to the previous Term Loan were written off during the first quarter ended June 28, 2026 and recorded to net interest, finance and other costs in the interim statements of loss. The Company incurred transaction costs related to the Fiscal 2027 Amendment to Term Loan of $1.2m (USD0.8m) and an OID of $0.1m (USD0.1m), which are being amortized using the effective interest rate method.
As a result of the Fiscal 2027 Amendment to Term Loan, there were no changes to the aggregate principal amount of USD300.0m, the maturity date of August 23, 2032, the 0.50% SOFR floor, and the quarterly principal repayments of USD0.75m.
Refer to “Note 16. Financial risk management objectives and policies” for details on amendments to derivative transactions related to the Fiscal 2027 Amendment to Term Loan.
As at September 27, 2026, the Company had USD298.5m (September 28, 2025 - USD300.0m, March 29, 2026 - USD300.0m) aggregate principal amount outstanding under the Term Loan. As at and during the two quarters ended September 27, 2026, the Company was in compliance with all covenants.
The amount outstanding with respect to the Term Loan is as follows:

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Term Loan	422.1	418.3	416.8
Unamortized portion of deferred transaction costs	(1.1)	(5.6)	(5.2)
OID	(0.1)	(1.0)	(1.0)
Term Loan, net of unamortized deferred transaction costs and OID	420.9	411.7	410.6
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB560.0m ($118.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate between 0.45% to 0.5%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at September 27, 2026, the Company had $4.0m (RMB19.0m) owing on the Mainland China Facilities (September 28, 2025 - $13.4m (RMB68.6m), March 29, 2026 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has entered into an uncommitted loan facility in the aggregate amount of JPY4,000.0m ($36.0m) ("Japan Facility") with a floating reference interest rate set by the issuing bank, plus an applicable margin of 0.30%. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at September 27, 2026, the Company had $29.7m (JPY3,300.0m) owing on the Japan Facility (September 28, 2025 - $28.5m (JPY3,050.6m), March 29, 2026 - no amounts owing).

Canada Goose Holdings Inc.	Page 20 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Short-term Borrowings
Short-term borrowings consist of the following:

(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
Mainland China Facilities	4.0	13.4	—
Japan Facility	29.7	28.5	—
Term Loan	4.2	3.1	4.2
Total short-term borrowings	37.9	45.0	4.2
Short-term borrowings are all due within the next 12 months. The Term Loan amount above reflects the quarterly principal repayments.
Net interest, finance and other costs consist of the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Interest expense
Mainland China Facilities[1]	0.1	—	0.1	—
Japan Facility	0.1	0.1	0.1	0.1
Revolving Facility	0.1	0.3	0.2	0.4
Term Loan	6.6	5.0	14.1	9.8
Lease liabilities	6.0	4.3	12.0	8.4
Standby fees	0.3	0.3	0.6	0.6
Acceleration of unamortized costs on debt extinguishment	—	—	6.0	—
Foreign exchange (gains) losses on Term Loan net of hedges	(0.2)	0.2	0.7	(3.3)
Fair value remeasurement on the put option liability (note 15)	(1.7)	1.9	0.1	3.0
Fair value remeasurement on the contingent consideration (note 15)	(0.4)	(0.8)	(0.4)	(0.9)
Interest income	(0.6)	(0.6)	(2.4)	(2.2)
Other costs	—	0.8	0.3	1.0
Net interest, finance and other costs	10.3	11.5	31.4	16.9
1Interest expense on the Mainland China Facilities was less than $0.1m and less than $0.1m for the second and two quarters ended September 28, 2025, respectively.

Canada Goose Holdings Inc.	Page 21 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 12.     Shareholders' equity
Share capital transactions for the two quarters ended September 27, 2026
Normal course issuer bid for Fiscal 2027
Subsequent to the quarter, the Company announced the renewal of its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2027 NCIB”). The Company is authorized to make purchases under the Fiscal 2027 NCIB from November 10, 2026 to November 9, 2027, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 3,156,958 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 31, 2026. Purchases will be made by means of open market transactions on the TSX, the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different from the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Under the Fiscal 2027 NCIB, the Company may make, once per week, a block purchase (as defined in the rules of the TSX) at market price. The Company will otherwise be allowed to repurchase daily, through the facilities of the TSX, a maximum of 52,213 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2026 and ending on October 31, 2026.
In connection with the Fiscal 2027 NCIB, the Company also entered into an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2027 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2027 NCIB and the expiry of the Fiscal 2027 NCIB.
Normal course issuer bid for Fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). Under the Fiscal 2026 NCIB, the Company is authorized to repurchase, during the twelve-month period ending November 9, 2026, up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025.
As at September 27, 2026, under the Fiscal 2026 NCIB, the Company purchased 2,092,572 subordinate voting shares for cancellation for total cash consideration of $23.7m. As at September 27, 2026, $1.3m of the total consideration remained payable to the designated broker under the Fiscal 2026 NCIB. The carrying amount of the subordinate voting shares repurchased was charged to share capital, with the remaining $18.4m charged to retained earnings.
As at September 27, 2026, the Company recognized a liability of $26.2m, representing the maximum amount payable to the designated broker under the Fiscal 2026 NCIB, with a corresponding charge to contributed surplus.

Canada Goose Holdings Inc.	Page 22 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Subsequent to September 27, 2026, the Company purchased an additional 1,511,275 subordinate voting shares for cancellation for total cash consideration of $17.0m. As at the date of these Interim Financial Statements, the remaining liability to the designated broker was $3.5m.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2026	51,004,076	1.4	46,138,366	112.7	97,142,442	114.1
Purchase of subordinate voting shares	—	—	(1,976,318)	(5.0)	(1,976,318)	(5.0)
Purchase of subordinate voting shares held for cancellation	—	—	(116,254)	(0.3)	(116,254)	(0.3)
Total share purchases	—	—	(2,092,572)	(5.3)	(2,092,572)	(5.3)
Exercise of stock options	—	—	11,111	0.1	11,111	0.1
Settlement of RSUs	—	—	326,022	4.9	326,022	4.9
Settlement of PSUs	—	—	184,766	4.1	184,766	4.1
Total share issuances	—	—	521,899	9.1	521,899	9.1
September 27, 2026	51,004,076	1.4	44,567,693	116.5	95,571,769	117.9
Share capital transactions for the two quarters ended September 28, 2025
Normal course issuer bid for Fiscal 2025
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,556,841 subordinate voting shares over the 12-month period beginning November 22, 2024 and ending no later than November 21, 2025 (the "Fiscal 2025 NCIB"). Purchased subordinate voting shares were cancelled.
In connection with the Fiscal 2025 NCIB, the Company also entered into an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases under the Fiscal 2025 ASPP were to be made in accordance with certain purchasing parameters and were to continue until the earlier of the date on which the Company acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2025 ASPP and the expiry of the Fiscal 2025 NCIB.
During the two quarters ended September 28, 2025, the Company made no repurchases under the Fiscal 2025 NCIB.
Since the commencement of the bid on November 22, 2024, the Company has made no repurchases under the Fiscal 2025 NCIB.

Canada Goose Holdings Inc.	Page 23 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 30, 2025	51,004,076	1.4	45,830,391	108.2	96,834,467	109.6
Settlement of RSUs	—	—	236,353	3.7	236,353	3.7
Total share issuances	—	—	236,353	3.7	236,353	3.7
September 28, 2025	51,004,076	1.4	46,066,744	111.9	97,070,820	113.3
Note 13.    Share-based payments
Stock options
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	Two quarters ended
	September 27, 2026		September 28, 2025
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$28.21	5,751,224	$30.78	4,757,953
Granted	$13.81	1,422,130	$16.82	1,151,845
Exercised	$8.94	(11,111)	$—	—
Cancelled	$25.49	(319,378)	$21.27	(48,890)
Options outstanding, end of period	$25.38	6,842,865	$28.11	5,860,908
Restricted share units
The Company has granted shares as part of the Restricted Share Unit ("RSU") program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.

Canada Goose Holdings Inc.	Page 24 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
RSU transactions are as follows:

	Two quarters ended
	September 27, 2026	September 28, 2025
	Number of shares	Number of shares
RSUs outstanding, beginning of period	895,338	615,158
Granted	600,526	462,184
Settled	(326,022)	(236,353)
Cancelled	(49,786)	(23,980)
RSUs outstanding, end of period	1,120,056	817,009
Performance share units
The Company has granted shares as part of the Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. PSUs are treated as equity instruments for accounting purposes.
PSU transactions are as follows:

	Two quarters ended
	September 27, 2026	September 28, 2025
	Number of shares	Number of shares
PSUs outstanding, beginning of period	1,146,988	676,031
Granted	630,460	488,260
Settled	(184,766)	—
Cancelled	(152,961)	(4,069)
PSUs outstanding, end of period	1,439,721	1,160,222
Shares reserved for issuance
As at September 27, 2026, subordinate voting shares to a maximum of 6,776,505 shares have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service conditions, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the second and two quarters ended September 27, 2026, the Company recorded $6.2m and $11.3m, respectively, as compensation expense for stock options, RSUs and PSUs (second and two quarters ended September 28, 2025 - $5.1m and $9.2m, respectively). Share-based compensation expense is included in SG&A expenses.

Canada Goose Holdings Inc.	Page 25 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	September 27, 2026	September 28, 2025
Weighted average stock price valuation	$13.81	$16.82
Weighted average exercise price	$13.81	$16.82
Risk-free interest rate	2.87%	2.69%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$4.47	$5.40
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at September 27, 2026, the weighted average fair value of RSUs was $13.79 (September 28, 2025 - $16.82). As at September 27, 2026, the weighted average fair value of PSUs was $13.81 (September 28, 2025 - $16.82).
Note 14.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the second and two quarters ended September 27, 2026, the Company recorded business service expenses with entities related to certain shareholders of $0.5m and $1.3m, respectively (second and two quarters ended September 28, 2025 - $0.8m and $1.6m, respectively), and revenue of $nil and less than $0.1m, respectively (second and two quarters ended September 28, 2025 - $nil and less than $0.1m, respectively). Balances owing to related parties as at September 27, 2026 totalled $0.3m (September 28, 2025 - $0.5m, March 29, 2026 - $0.4m), while balances due from related parties as at September 27, 2026 were less than $0.1m (September 28, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m).
In connection with the Baffin Sale, certain lease arrangements with entities affiliated with the former controlling shareholder of Baffin (the "Baffin Vendor"), together with the related obligations, were assigned to and assumed by the purchaser pursuant to a lease assignment agreement. Accordingly, the Company derecognized the related ROU asset and lease liability. The lease liability due to the Baffin Vendor for the leased premises was $1.2m as at September 28, 2025 and $0.6m as at March 29, 2026. During the second and two quarters ended September 27, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.1m and $0.6m, respectively (second and two quarters ended September 28, 2025 - $0.5m and $0.9m, respectively). No amounts were owing to Baffin entities as at September 27, 2026, September 28, 2025, and March 29, 2026.
The joint venture between the Company and Sazaby League ("Japan Joint Venture") has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $0.8m as at September 27, 2026 (September 28, 2025 - $1.2m, March 29, 2026 - $0.9m). During the second and two quarters ended September 27, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totalling $0.7m and $2.0m, respectively, (second and two

Canada Goose Holdings Inc.	Page 26 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
quarters ended September 28, 2025 - $0.8m and $2.3m, respectively). Balances owing to Sazaby League as at September 27, 2026 were $0.3m (September 28, 2025 - $0.3m, March 29, 2026 - $0.3m).
During the second and two quarters ended September 27, 2026, the Japan Joint Venture sold inventory of $0.1m and $0.1m, respectively, to companies wholly owned by Sazaby League (second and two quarters ended September 28, 2025 - less than $0.1m and less than $0.1m, respectively). As at September 27, 2026, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (September 28, 2025 - less than $0.1m, March 29, 2026 - $0.1m).
In connection with the Paola Confectii business combination completed on November 1, 2023, the Company was required to make a payment to the controlling shareholders of Paola Confectii SRL ("PCML Vendors"), subject to their continued employment through November 1, 2025 and the achievement of certain performance conditions based on financial results ("Earn-Out"). The Earn-Out was fully settled as at March 29, 2026.
A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at September 27, 2026 (September 28, 2025 - $1.2m, March 29, 2026 - $1.1m). During the second and two quarters ended September 27, 2026, the Company made principal and interest payments on this lease liability totalling $0.1m and $0.1m, respectively (second and two quarters ended September 28, 2025 - $0.1m and $0.1m, respectively). No amounts were owing to one of the PCML Vendors as at September 27, 2026, September 28, 2025, and March 29, 2026.
Note 15.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature, where fair value approximates carrying values:

	September 27, 2026
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	6.3	—	6.3	6.3
Derivatives included in other long-term assets	—	9.0	—	9.0	9.0
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.2	—	3.2	3.2
Mainland China Facilities	—	4.0	—	4.0	4.0
Japan Facility	—	29.7	—	29.7	29.7
Term Loan	—	420.9	—	420.9	423.2
Put option liability included in other long-term liabilities	—	—	39.0	39.0	39.0
Contingent consideration included in other long-term liabilities	—	—	0.1	0.1	0.1

Canada Goose Holdings Inc.	Page 27 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	September 28, 2025
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	7.1	—	7.1	7.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.3	—	2.3	2.3
Earn-Out included in accounts payable and accrued liabilities (note 14)	—	—	21.3	21.3	21.3
Mainland China Facilities	—	13.4	—	13.4	13.4
Japan Facility	—	28.5	—	28.5	28.5
Revolving Facility	—	8.0	—	8.0	8.0
Term Loan	—	411.7	—	411.7	419.7
Derivatives included in other long-term liabilities	—	5.7	—	5.7	5.7
Put option liability included in other long-term liabilities	—	—	41.0	41.0	41.0
Contingent consideration included in other long-term liabilities	—	—	0.7	0.7	0.7

	March 29, 2026
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	4.4	—	4.4	4.4
Derivatives included in other long-term assets	—	0.2	—	0.2	0.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.8	—	2.8	2.8
Term Loan	—	410.6	—	410.6	417.6
Derivatives included in other long-term liabilities	—	0.3	—	0.3	0.3
Put option liability included in other long-term liabilities	—	—	37.4	37.4	37.4
Contingent consideration included in other long-term liabilities	—	—	0.5	0.5	0.5

Canada Goose Holdings Inc.	Page 28 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the Japan Joint Venture, for the second and two quarters ended September 27, 2026, the Company recorded a decrease of JPY55.8m ($0.4m, excluding translation losses of less than $0.1m) and a decrease of JPY57.4m ($0.4m, excluding translation losses of less than $0.1m) on the remeasurement of the contingent consideration, respectively. The Company recorded a decrease of JPY185.1m ($1.7m, excluding translation losses of $1.0m) and an increase of JPY22.9m ($0.1m, excluding translation losses of $1.5m) on the remeasurement of the put option liability during the second and two quarters ended September 27, 2026, respectively. The change in fair value of the put option liability was driven by progression through the 10-year term.
For the second and two quarters ended September 28, 2025, the Company recorded a decrease of JPY78.5m ($0.8m, excluding translation losses of less than $0.1m) and a decrease of JPY86.5m ($0.9m, excluding translation losses of less than $0.1m) on the remeasurement of the contingent consideration, respectively. The Company recorded an increase of JPY199.7m ($1.3m, excluding translation losses of $0.6m) and an increase of JPY315.5m ($2.0m, excluding translation losses of $1.0m) on the remeasurement of the put option liability during the second and two quarters ended September 28, 2025, respectively.
Note 16.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks, which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility, and the Revolving Facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 29 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements by fiscal year as at September 27, 2026:

(in millions of Canadian dollars)	Q3 to Q4 2027	2028	2029	2030	2031	2032	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	245.6	—	—	—	—	—	—	245.6
Mainland China Facilities	4.0	—	—	—	—	—	—	4.0
Japan Facility	29.7	—	—	—	—	—	—	29.7
Term Loan	2.1	4.2	4.2	4.2	4.2	4.2	399.0	422.1
Interest commitments relating to borrowings[1]	14.8	28.5	28.5	28.5	28.5	28.5	11.3	168.6
Lease obligations	58.7	116.9	100.3	78.7	65.5	45.8	118.0	583.9
Pension obligation	—	—	—	—	—	—	1.2	1.2
Warehousing and logistics	6.1	16.6	14.8	0.8	—	—	—	38.3
Total contractual obligations	361.0	166.2	147.8	112.2	98.2	78.5	529.5	1,493.4
1Interest commitments are calculated based on the outstanding loan balance and the interest rate payable on the Mainland China Facilities, Japan Facility and the Term Loan of 2.42% 1.47% and 6.76% respectively, as at September 27, 2026.
As at September 27, 2026, we had additional liabilities including provisions for warranty, sales returns, ARO, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facilities
Canada Goose Inc. and its subsidiaries have entered into various letter of guarantee facilities with banking partners to support working capital and retail operations through letters of guarantee, standby letters of credit, performance bonds, counter-guarantees, counter standby letters of credit, and similar credit instruments. Letters of guarantee are generally issued for terms of up to 12 months and are subject to a fee of 1.0% per annum based on the face value of the guarantee, plus applicable administrative costs, for the period the guarantee remains outstanding. As at September 27, 2026, outstanding amounts under these facilities totalled $30.0m, comprising $9.9m in North America, $15.3m in Mainland China, and $4.8m in Europe.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal house risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers, and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m. As at September 27, 2026, trade accounts receivable totalling approximately $59.8m (September 28, 2025 - $62.4m, March 29, 2026 - $17.0m) were insured, subject to the policy cap and customer credit limits. In addition to insurance, the Company mitigates credit risk by establishing payment terms with customers and

Canada Goose Holdings Inc.	Page 30 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
closely monitoring its accounts receivable exposure. As at September 27, 2026, expected credit losses and sales allowances totalled $1.3m (September 28, 2025 - $1.8m, March 29, 2026 - $18.7m).
Within Japan, the Company has an agreement with a third-party that insures the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m. As at September 27, 2026, trade accounts receivable totalling $2.2m (JPY248.8m) were insured subject to the policy cap (September 28, 2025 - $2.5m (JPY270.7m), March 29, 2026 - $0.6m (JPY71.6m)).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive loss:

	Second quarter ended				Two quarters ended
	September 27, 2026		September 28, 2025		September 27, 2026		September 28, 2025
(in millions of Canadian dollars)	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(0.6)	0.3	0.4	(0.1)	(0.6)	0.3	0.3	(0.2)

Canada Goose Holdings Inc.	Page 31 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following gains and losses from other comprehensive loss on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
(Gain) loss from other comprehensive loss	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	—	—	—	(0.5)
SG&A expenses	—	—	—	(0.2)
Inventory	(less than 0.1)	(0.2)	less than 0.1	(0.3)
For the second and two quarters ended September 27, 2026, unrealized gains and losses of $2.5m and $0.3m, respectively, (second and two quarters ended September 28, 2025 - unrealized losses of $2.1m and $0.2m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of loss.
Foreign currency forward exchange contracts outstanding as at September 27, 2026 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	56.4	U.S. dollars
		€32.8	Euros
		¥3,160.0	Japanese yen

Forward contract to sell Canadian dollars	USD	15.0	U.S. dollars
		€16.1	Euros

Forward contract to purchase euros	CNY	846.7	Chinese yuan
		£17.1	British pounds sterling
	AUD	8.0	Australian dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars.
In fiscal 2026, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges.

Canada Goose Holdings Inc.	Page 32 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Following the Fiscal 2027 Amendment to Term Loan, the related cross currency swaps were amended to align with the revised interest rate terms of the underlying Term Loan, resulting in changes to both the floating-rate and fixed-rate legs of the swap. All other contractual terms of the derivatives and the associated hedging relationship remained unchanged.
Refer to "Note 11. Borrowings" for more details on the Fiscal 2027 Amendment to Term Loan.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive loss:

	Second quarter ended				Two quarters ended
	September 27, 2026		September 28, 2025		September 27, 2026		September 28, 2025
(in millions of Canadian dollars)	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	6.2	(2.1)	(5.9)	1.9	4.5	(1.5)	(7.5)	2.5
The Company reclassified the following losses from other comprehensive loss on derivatives designated as hedging instruments to net interest, finance and other costs:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Loss from other comprehensive loss	$	$	$	$
Swaps designated as cash flow hedges	—	0.7	—	1.5
There were no forward exchange contracts in place during the second and two quarters ended September 27, 2026. For the second and two quarters ended September 28, 2025 unrealized gains and losses of $4.5m and $10.2m, respectively, in the fair value of the forward exchange contracts related to a portion of the Term Loan balance were recognized in net interest, finance and other costs in the interim statements of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility and the Term Loan, which currently bear interest rates of 2.42%, 1.47% and 6.76%, respectively.
Interest rate risk on the Term Loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.

Canada Goose Holdings Inc.	Page 33 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate for the two quarters ended September 27, 2026 would have increased interest expense on the Mainland China Facilities, Japan Facility and the Term Loan, before hedging, by less than $0.1m, $0.1m and $2.1m, respectively (two quarters ended September 28, 2025 - $0.1m, $0.1m and $2.1m, respectively). As at September 27, 2026, the Company has repaid all amounts outstanding on its other borrowing facilities. In the comparative period, as at the two quarters ended September 28, 2025, along with the Mainland China Facilities, Japan Facility and the Term Loan, the Company also had outstanding borrowings under the Revolving Facility, for which a 1.00% increase in the closing interest rate would have increased interest expense by less than $0.1m.
Note 17.    Selected cash flow information
Changes in non-cash operating items

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
		Reclassified		Reclassified
Trade receivables	(71.7)	(77.3)	(50.8)	(51.7)
Inventories	(28.0)	(19.9)	(126.1)	(77.7)
Other current assets	(21.1)	(15.0)	(9.5)	(23.0)
Accounts payable and accrued liabilities	12.5	25.8	(4.5)	20.3
Provisions	7.5	8.1	(0.6)	2.9
Other	(3.4)	1.1	(17.3)	22.6
Change in non-cash operating items	(104.2)	(77.2)	(208.8)	(106.6)

Canada Goose Holdings Inc.	Page 34 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 29, 2026	—	—	(0.5)	410.6	374.6	114.1
Cash flows:
Mainland China Facilities borrowings	4.0	—	—	—	—	—
Japan Facility borrowings	—	29.7	—	—	—	—
Term Loan repayments	—	—	—	(2.1)	—	—
Transactions costs on financing activities	—	—	—	(1.2)	—	—
Term loan original issued discount	—	—	—	(0.1)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(22.5)
Principal payments on lease liabilities	—	—	—	—	(43.4)	—
Net cash used in financing activities of discontinued operations	—	—	—	—	(0.4)	—
Issuance of shares under LTIP	—	—	—	—	—	0.1
Non-cash items:
Amortization of deferred transaction costs	—	—	0.1	0.3	—	—
Acceleration of unamortized costs on debt extinguishment	—	—	—	6.0	—	—
Unrealized foreign exchange loss	—	—	—	7.4	6.5	—
Additions and amendments to lease liabilities (note 8)	—	—	—	—	82.0	—
Derecognition on termination of lease liabilities (note 8)	—	—	—	—	(6.1)	—
Share purchase charge to retained earnings (note 12)	—	—	—	—	—	18.4
Normal course issuer bid purchase of subordinate voting shares held for cancellation (note 12)	—	—	—	—	—	(1.2)
Contributed surplus on share issuances (note 12)	—	—	—	—	—	9.0
September 27, 2026	4.0	29.7	(0.4)	420.9	413.2	117.9

Canada Goose Holdings Inc.	Page 35 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6
Cash flows:
Mainland China Facilities borrowings	13.4	—	—	—	—	—
Japan Facility borrowings	—	28.5	—	—	—	—
Revolving Facility borrowings	—	—	8.0	—	—	—
Term Loan borrowings	—	—	—	16.6	—	—
Transaction costs on financing activities	—	—	—	(5.6)	—	—
Term loan original issued discount	—	—	—	(1.0)	—	—
Principal payments on lease liabilities	—	—	—	—	(39.8)	—
Net cash used in financing activities of discontinued operations	—	—	—	—	(0.5)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.1	0.5	—	—
Unrealized foreign exchange gain	—	—	—	(10.8)	(1.0)	—
Additions and amendments to lease liabilities (note 8)	—	—	—	—	43.6	—
Contributed surplus on share issuances (note 12)	—	—	—	—	—	3.7
September 28, 2025	13.4	28.5	7.4	411.7	333.1	113.3

Canada Goose Holdings Inc.	Page 36 of 36